

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2014

Via E-mail
Mr. Anthony Krug
Chief Financial Officer
Mack-Cali Realty Corporation
343 Thornall Street,
Edison, NJ 08837

> **Re: Mack-Cali Realty Corporation**
> **Form 10-K for year ended December 31, 2013**
> **Filed on March 3, 2014**
> **File No. 001-13274**
> **Mack-Cali Realty, L.P.**
> **Form 10-K for year ended December 31, 2013**
> **Filed on March 3, 2014**
> **File No. 333-57103**

Dear Mr. Krug:

We have reviewed your response letter dated July 16, 2014 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013 for Mack-Cali Realty Corporation

Financial Statements

Notes to Consolidated Financial Statements, page 82

4. Investments in Unconsolidated Joint Ventures, page 96

KPG—P 100 IMW JV, LLC, page 113

1.   We note your response to our prior comment 4b. It appears that you own a majority
        interest in KPG-MCG, which owns a majority interest in KPG-P and that your consent is
        required for all major decisions. Please tell us how you resolve disagreements involving
        major decisions. This comment also applies to Mack-Cali Realty, L.P.

Form 10-Q for the quarterly period ended June 30, 2014 for Mack-Cali Realty Corporation

Financial Statements

Notes to Consolidated Financial Statements, page 8

4. Investments in Unconsolidated Joint Ventures, page 17

Recent Transactions, page 22

Harborside Unit A Urban Renewal, L.L.C., page 22

2.   We note you hold an 85% interest in URL-Harborside and you share control over major
        decisions. Please address the following:

        a. In light of your expectation to fund approximately $88 million of development
            costs, please tell us if you determined this entity is a variable interest entity.
            Please reference the authoritative accounting literature management relied upon in
            making that determination.
        b. To the extent you determined this entity is a variable interest entity, please tell us
            how you determined you were not the primary beneficiary.
        c. To the extent you determined this entity is not a variable interest entity, please tell
            us how you determined it was not necessary to consolidate this entity. Your
            response should include, but not necessary be limited to, how you resolve
            disagreements involving major decisions.

        This comment also applies to Mack-Cali Realty, L.P.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or the undersigned at 202-551-3438 if you have questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Senior Staff Accountant